Exhibit 99.1

ProQR Receives Fast Track Designation from FDA for QR-1123 for Autosomal Dominant Retinitis Pigmentosa

LEIDEN, Netherlands & CAMBRIDGE, Mass., Sept. 09, 2019 (GLOBE NEWSWIRE) — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced that it received Fast Track designation from the Food and Drug Administration (FDA) for QR-1123.

QR-1123 is a first-in-class investigational antisense oligonucleotide designed to address the underlying cause of vision loss associated with autosomal dominant retinitis pigmentosa (adRP) due to the P23H mutation in in the rhodopsin (RHO) gene.

Fast Track designation is granted by the FDA to drugs in development for serious conditions with the potential to fulfill an unmet medical need. It was established with the intention to bring promising drugs to patients sooner by facilitating development with more frequent FDA interactions and expediting the review process.

“We are very pleased to receive Fast Track designation by the FDA for QR-1123. There are no current treatment options available for patients to improve vision or prevent vision loss due to adRP. Further, this designation emphasizes the high unmet need in this disease,” said Daniel de Boer, Chief Executive Officer of ProQR. “We look forward to beginning enrollment in the Phase 1/2 (Aurora) clinical trial for QR-1123 in the coming months”

About QR-1123

QR-1123 is a first-in-class investigational antisense oligonucleotide that was discovered and developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology for the treatment of adRP due to the P23H mutation in the RHO gene. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutant mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye. QR-1123 was in-licensed from Ionis Pharmaceuticals in 2018, and subsequently received IND clearance in August 2019.

About the Phase 1/2 Aurora trial

Aurora, or PQ-1123-001 trial, is a first-in-human study that will initially include up to 35 adults with adRP due to the P23H mutation in the rhodopsin (RHO) gene. The trial will include a single-dose escalation (open label) arm and a multiple-dose (double-masked) arm in which intravitreal injections of QR-1123 or sham procedure will be given in one eye. The objectives of the trial will include evaluation of safety, tolerability, pharmacokinetics and efficacy, as measured by restoration or improvement of visual function and retinal structure through ophthalmic endpoints such as visual acuity (BCVA), visual field (VF) and optical coherence tomography (OCT). Changes in quality of life (patient reported outcomes), or PROs, will also be evaluated.  The trial will be conducted at expert sites in North America and is expected to start in 2019.

About adRP

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive reduction in night vision during childhood, leading to visual field loss and frequently ending in blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This gain of function mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells in the retina. Over time the cells die and vision is progressively lost. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome type 2 and autosomal dominant retinitis pigmentosa (adRP).  Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. *Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-1123 and its clinical development and therapeutic potential, including commencement of the Aurora trial, trial design and timing of results from this trial, and the receipt of Fast Track designation for QR-1123. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, regulatory review or approval process, that the intended benefits of Fast Track designation for QR-1123 may not be realized, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, our ability to maintain our collaboration with Ionis Pharmaceuticals and realize the benefits therefrom, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

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